FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):_________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURE
Alcatel’s transition to IFRS in 2005
Transition to IFRS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: February 18th, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel’s transition to IFRS in 2005

Paris, February 18, 2005 – Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced its plan to communicate the main quantitive impact resulting from the transition to new accounting standards, International Financial Reporting Standards, (IFRS) on March 29, 2005.

This information will include the balance sheet at Jan 1st, 2004 and Dec 31, 2004, the 2004 quarterly and annual income statements as well as tables reconciling the 2004 financial statements based on French GAAP to those restated under IFRS.

A conference call with Alcatel’s CFO, Jean-Pascal Beaufret, will be held on March 30th (details will be provided prior to this date).

Attached is a note summarizing the steps taken by Alcatel to facilitate the transition to IFRS and describing the main qualitative impact expected from this transition. This information can also be found on Alcatel’s web site, www.alcatel.com/investor.

Alcatel will report first quarter 2005 results under these new accounting standards on April 28, 2005.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ Régine Coqueran / HQ	Tel:+ 33 (0)1 40 76 11 79 Tel:+ 33 (0)1 40 76 49 24	aurelie.boutin@alcatel.com regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie Nicolas Leyssieux Maria Alcon Charlotte Laurent-Ottomane	Tel: +33 (0)1 40 76 52 20 Tel: +33 (0)1 40 76 37 32 Tel: +33 (0)1 40 76 15 17 Tel: +1 703 668 3571	pascal.bantegnie@alcatel.com nicolas.leyssieux@alcatel.com maria.alcon@alcatel.com charlotte.laurent-ottomane@alcatel.com

Transition to IFRS

Preliminary remark:

     All references to consolidated financial statements given in this document are related to the consolidated financial statements under French GAAP as of December 31, 2004.

Fully aware of the challenges involved in the transition to International Financial Reporting Standards (IFRS) in 2005 for its shareholders, investors, customers, suppliers, and all stakeholders, as well as for its own internal company operations, Alcatel set up, as early as 2003, a Steering Committee to:

•	Define the timetable for the transition to IFRS;

•	Evaluate the impacts on both valuation and presentation;

•	Determine the training needs; and

•	Adapt the information systems.

The Steering Committee, chaired by the Group’s Chief Financial Officer, brings together the managers of the consolidation, financial control, and financial communication teams, who may be assisted by managers from internal audit, treasury, taxation, and human resources depending on the topic. A team permanently dedicated to this issue directs the more detailed work related to standards governing tangible assets, long-term contracts (construction contracts), research and development costs, accounting for convertible bonds or notes redeemable for shares, goodwill and business combinations, financial instruments, pensions and other employee benefits, share-based payments, off balance sheet commitments and securitization schemes, provisions for restructuring and other liabilities, and the presentation of financial statements. The Auditors are closely associated in this process.

Timetable for the transition to IFRS

The application of IFRS is mandatory for listed companies of the European Union with effect from 2005. Alcatel, which publishes financial statements on a quarterly basis, intends to provide consolidated financial statements, prepared under IFRS accounting and valuation principles, as of the publication of its financial statements for the first quarter of 2005. Comparative information for the previous period, restated using the same accounting rules as those used in 2005, will also be provided. The information provided in the notes to the consolidated financial statements at the time of the quarterly statements will have a similar level of detail as the previous information published in accordance with French accounting standards. The application of International Accounting Standard (IAS) 34 (Interim Financial Reporting) will not be anticipated. Each quarter, Alcatel will provide tables in accordance with IFRS 1 (First-time Adoption of IFRS) that reconcile the 2004 financial statements, published in accordance with French accounting standards, with the financial statements restated under IFRS.

Actions undertaken by the Group in 2004 as part of the transition to IFRS

In 2004, the Group took a number of actions to better prepare readers and preparers of the Group’s financial statements for the impacts resulting from the transition to IFRS. The main actions were:

•	Internal actions

The Group implemented a large-scale training plan during 2004 for all persons affected by this change in accounting standards: members of the Executive Committee finance teams (accounting, consolidation, management control, etc.) both at the Group’s headquarters as well as all of its reporting units and business divisions.

In addition to the specific, targeted training conducted at headquarters as from January 2004, the main focus was a three-day training course for financial statement preparers. This course was later adapted and presented in the various geographic regions where the Group is present, driven by the regional IFRS project managers and overseen and supervised by specialist teams from headquarters and the Auditors. Training courses were conducted through September 2004 in Germany, Belgium, the United States, Italy, Spain, China, Brazil, and Mexico.

In addition, the training course presented at headquarters was filmed and made available to all Alcatel employees via the Group’s Intranet site.

The financial reporting system used by the Group has also been modified to adapt it to the specific IFRS requirements, and to ensure that the available information meets the disclosure needs, particularly in the area of notes to the consolidated financial statements. Other information systems have been adapted, when required, for the transition to IFRS.

In its 2004 accounts published in accordance with French accounting standards, Alcatel anticipated the application of IFRS accounting rules. As indicated in Note 1 to the 2004 quarterly and annual consolidated financial statements, the Group anticipated as far as possible certain IFRS rules, primarily with respect to business combinations (decision to abandon the use of the “pooling of interests” method for the 2004 acquisitions and the accounting treatment of in-process research and development costs) or the recording of pensions and other employee benefits (application of the “Conseil National de la Comptabilité” (CNC)’s recommendation in compliance with IAS 19 Employee Benefits). To help the reader understand the future impacts of the transition to IFRS, Alcatel has also made an effort to clarify the financial statement presentation (presentation of impairment of goodwill separately from recurring amortization, more detailed information on research and development costs, etc.).

•	External communication actions

Alcatel organized an analysts’ meeting on April 5, 2004 to present the main expected impacts of applying the new accounting standards for the Group. The information presented at this meeting is available on the Group’s website (http://www.alcatel.fr).

Articles and analyses addressing the impact of the transition to IFRS in Alcatel’s business sector or within the Group were studied to ensure a thorough understanding of the implications and a timely anticipation of the main impacts of the transition.

Communication on the transition to IFRS in 2005

In addition to updating the descriptive summary of the main impacts expected from the transition to the new accounting standards, the first IFRS-based figures will be communicated on March 29, 2005. This information will include the balance sheets at January 1, 2004 and December 31, 2004, the 2004 quarterly and annual income statements, as well as tables reconciling the 2004 financial statements based on French accounting standards to those restated under IFRS.

Impact of IFRS

The work to measure the impacts in terms of valuation and presentation is being finalized. In addition, the European Community has approved a certain number of standards that could be amended by the end of 2005, with the possibility of early application of the changes in 2005.

Detailed interpretations or recommendations on the application of the standards are not yet available and vary substantially from one expert to another. If the Group had applied the standards earlier, certain transactions might have been conducted differently. Hence, although the standards have an impact on the past, they cannot forecast the potential accounting impacts of future transactions. Finally, certain standards, applicable as of 2005, will not be applied retrospectively to restate the opening balance sheet in accordance with IFRS 1 (First-time Adoption of IFRS). The following information is therefore not yet final and is subject to change during the course of 2005.

•	Property, plant and equipment

The application of IAS 16 (Property, Plant and Equipment) and IAS 36 (Impairment of Assets) should not have a significant impact on the Group’s financial statements. Alcatel has elected not to choose the option provided by IFRS 1 (First-time Adoption of IFRS) that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet. Furthermore, the rules governing depreciation methods (determination of the estimated useful life of the asset, inclusion of residual values, etc.) are either already applied by the Group, or should not have any major impact on the opening balance sheet. Marine vessels represent the main category of property, plant and equipment that should be restated to comply with IFRS.

As far as impairment losses are concerned, the application of IAS 36 should have no major impact on the Group. In fact, because of the unprecedented crisis that the Group has experienced in recent years, impairment tests of property, plant and equipment have already been performed in 2002, 2003, and 2004, using methods highly comparable to those described in the standard, and, as a result, significant impairments were recognized as indicated in Note 12b to the consolidated financial statements.

The fixed assets used in the context of financial leasing contracts are already recognized as assets in the consolidated financial statements in accordance with the criteria defined in IAS 17 (Leases). Finally, the Group does not own any significant property within the scope of IAS 40 (Investment Property).

Fixed assets to be sold, as defined in IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), will be recorded as non-current assets and will no longer be depreciated, with no significant impact on the 2004 income statement.

•	Construction contracts

The principles of IAS 11 (Construction Contracts) are very close to those already used by the Group to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting applied by the Group (see note 1 l to the consolidated financial statements) complies with IAS 11. Contract segmentation and combination rules are also very close to the Group’s principles. The methods for recognizing reserves for penalties (changes are recorded in contract revenues under IFRS but in contract costs in the Group’s financial statements), and accounting for the financial impact in net sales of deferred payments when they are material, will have a limited effect on the income statement presentation and no effect on either the Group’s gross profit or on IFRS opening shareholders’ equity.

The presentation of assets and liabilities related to construction contracts under specific balance sheet captions, and the application of specific offset rules as required by IAS 11, will reduce the Group’s working capital, due to certain reserves for product sales being presented as a deduction of this amount.

•	Research and development costs

As indicated in Note 1e to the consolidated financial statements, research and development costs are generally expensed within the Alcatel Group, with the exception of certain software development costs. The application of the principles defined in IAS 38 (Intangible Assets) will require the Group to capitalize a part of the development costs that are currently expensed when incurred. This will increase significantly the intangible assets and shareholders’ equity in the IFRS opening balance sheet.

Assuming a constant volume of research work, the capitalization of certain development costs in accordance with IAS 38 should not have a material impact on the Group’s net income. However, full retrospective application of this standard will not be possible due to the lack of prior period information, which would have enabled the eligibility criteria for the capitalization of certain expenditure to have been met, as set out in IAS 38. For two or three years, this will have a positive impact on net income, which will gradually dissipate. The impact of capitalization will be presented under a specific income statement caption to better isolate the ramp-up effect of the capitalization of development costs.

•	Convertible bonds or notes mandatorily redeemable for shares

The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by the Group in 2002 and 2003 are compound financial instruments (according to IAS 32) that include a debt component and an equity component. The first-time adoption of IFRS will have the effect of recording all or a part of convertible bonds or notes at January 1, 2004 within shareholders’ equity. The notes mandatorily redeemable for shares (ORANE) are currently recorded in other equity and the convertible bonds (OCEANE) in financial debt.

This method will have positive and negative effects on the future level of financial expense, due, on the one hand, to accounting for prepaid expenses in shareholders’ equity as of January 1, 2004 (ORANE), and, on the other hand, to amortizing the equity component to financial income (OCEANE).

•	Goodwill and business combinations

As indicated in the notes to the consolidated financial statements (note 1b and f and note 10), the Group has used, in the past, for major acquisitions, the special exemption provided by paragraph 215 of Regulation 99-02, according to which the difference between the purchase price of the business acquired and the corresponding share of net assets is recorded directly in Group shareholders’ equity.

Insofar as the Group has elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 (Business Combinations) and which occurred prior to January 1, 2004, first-time adoption of IFRS will not result in any changes to the accounting methods previously applied.

Furthermore, for combinations prior to January 1, 2004, regardless of the accounting method used, the review of assets and liabilities recorded in the context of these combinations and the analysis of their compliance with IFRS accounting principles should not have a significant impact on shareholders’ equity, with the exception of the accounting treatment of stock options existing in the acquired company at the date of acquisition. Provision was made based on the intrinsic value of these items, a treatment that does not comply with the IFRS 2 (Share-based Payment) and IFRS 3 rules.

Other acquired assets and liabilities, in particular intangible assets recorded in the consolidated financial statements resulting from business combinations, are generally IFRS compliant. We have not identified any significant unrecorded intangible assets that should have been recorded, according to IFRS, separately from the goodwill in the combinations.

With respect to goodwill recorded at December 31, 2003 (see note 10 to the consolidated financial statements), the application of an impairment test based on the criteria defined in IAS 36 should not result in any significant impairment loss in the opening balance sheet. Starting January 1, 2004, goodwill is no longer amortized but is tested for impairment annually.

•	Financial instruments

Under IFRS, financial assets available for sale (as defined in IAS 39) will be recorded at fair value in the opening balance sheet. For listed securities, the restatement will consist of recording, in opening shareholders’ equity, the difference between carrying value and market value, net of any possible deferred tax impacts. Since the Group has few listed securities, and because of the valuation rules used by the Group (see note 1s for marketable securities), the impact on shareholders’ capital can only be positive, but will not be material. The market values of unconsolidated listed securities are disclosed in notes 14 and 19 to the consolidated financial statements.

With respect to customer receivables sold without recourse by the Group (see note 15 to the consolidated financial statements), the derecognition of these receivables from the Group’s balance sheet should not result in a significant restatement upon transition to IFRS, insofar as it is considered that, for trade receivables sold without recourse, in case of non-payment, substantially all of the risks and rewards associated with the asset have been effectively transferred to the buyer. However, a more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could result in an accounting treatment different from that adopted by the Group.

In accordance with the provisions of IAS 39 on financial instruments, derivatives will be recorded at fair value in the balance sheet. Most of the interest rate derivatives are fair value hedges, and the changes in their value should be largely offset in income by revaluations of the underlying debt. Currency derivatives are also primarily used to hedge future cash flows or firm commitments, except for those derivatives hedging commercial bids, whose changes in fair value will impact income. The date for the first application of IAS 39 (January 1, 2004 or January 1, 2005) has not yet been decided.

The impacts resulting from recording hedges of commercial bids at market value will be presented under a separate income statement caption, since the accounting method used to record hedges under IAS 39 (derivatives not meeting hedge accounting criteria) will lead to volatility in net income in the period preceding the coming into force of the commercial contracts that is liable to hinder an understanding of the Group’s financial results.

•	Retirement and other employee benefits

The methods for determining pensions and other post-employment benefits, as described in notes 1i and 24 to the consolidated financial statements, are compliant with IAS 19 (Employee Benefits), subject to interpretations currently in progress, insofar as the Group has applied, starting January 1, 2004, the “Conseil National de la Comptabilité” recommendation 2003-R.01. The impacts of applying this recommendation at January 1, 2004, particularly on shareholders’ equity, are presented in note 24 to the consolidated financial statements.

•	Share-based payment

The application of IFRS 2 (Share-based Payment) will modify the method of accounting for stock options granted by the Group to its employees. Only stock option plans established after November 2002, and whose stock options had not yet vested at December 31, 2004, will be restated. This will affect the 2003 and 2004 plans, as described in note 21c to the consolidated financial statements, and the plans resulting from business combinations completed after November 2002, under which the stock options had not yet vested at December 31, 2004 (see notes 2 and 21c to the consolidated financial statements). Alcatel decided not to adopt the full retrospective application option provided for the standard, since, firstly, the fair values of the stock options granted in the past had not been published and, secondly, the method of valuing the stock options for determining the pro forma income per share in accordance with U.S. GAAP (a specific note on the application of SFAS 123 and SFAS 148 is published in Alcatel’s 20F report) is not identical to that adopted for the application of IFRS 2. The use, therefore, of a Cox-Ross-Rubinstein binomial model was preferred over that of a Black & Scholes model.

The impact on 2004 net income, restated in accordance with IFRS, will correspond to the allocation of the fair value over the vesting period of the stock options granted that fall within the scope of IFRS 2. This impact will be presented under a specific income statement caption.

As the compensation expense does not result in an outflow of cash and as the contra entry to the expense is recorded in consolidated reserves, the application of this standard has no impact on shareholders’ equity.

•	Off balance sheet commitments and derecognition of financial assets and liabilities

The Group’s off balance sheet commitments are described in note 31 to the consolidated financial statements. Complex schemes, in particular the securitization schemes, are described in detail in the same note. At December 31, 2003, the Group participated in two structured securitization schemes (the SVF program and a customer receivable securitization program). The special purpose vehicle used in the SVF program was consolidated with effect from January 1, 2004, following changes in the French accounting regulations. The impact on the consolidated financial statements was described in note 30 to the December 31, 2003 consolidated financial statements. The impact on the IFRS opening balance sheet is similar. The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 and the application of IFRS to this program should not, therefore, have a significant impact on the consolidated financial statements. In addition, the carry-back receivable sold in 2002, as explained in note 31, will be recorded as an asset at discounted value in the IFRS opening balance sheet, as security for the corresponding financial liability that results from the consideration received.

At this stage, other off balance sheet commitments described in note 31 do not require specific comment concerning the first-time adoption of IFRS.

•	Reserves for restructuring and other liabilities

The Group has applied the CNC (“Comité Nationale de la Comptabilité) regulation 00-06 to liabilities since January 1, 2002. Since it is very similar to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), the Group does not anticipate that accounting for reserves for restructuring and other liabilities will have a material impact on the IFRS opening balance sheet. However, discussions are continuing, notably in the area of convergence between IFRS and U.S. accounting standards, which could result in stricter rules for recording restructuring reserves under IFRS. Since no exposure draft has as yet been released by the IASB on this topic and as these changes should not be applicable before 2006, Alcatel does not envisage, at this stage, an early application of the amended standard.

•	Presentation of financial statements

The application of IAS 1 (as revised December 2003) and, to a lesser extent, the application of IAS 7 (Cash Flow Statements), IAS 14 (Segment Reporting) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) will have significant consequences on the manner of presenting the financial information.

IFRS requires a distinction to be made between current and non-current items in the balance sheet, which is different from the current presentation that is based on the type and/or liquidity of assets and liabilities. In addition, certain specific rules governing the off-setting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets) may result in reclassifications compared to current practice.

The suppression of the notion of extraordinary income or loss in IFRS will result in the reclassification in operating income and/or financial income of certain revenues and expenses currently recorded by the Group in other revenue/expense (see note 1m, n, o and note 7 to the consolidated financial statements). The extent of the changes in presentation will be such that the Group envisages presenting the effect of the transition to IFRS in its 2005 financial statements, by indicating, first, the 2005 and 2004 income statements under IFRS and, second, the 2004 and 2003 income statements, under French GAAP, on separate pages and using the income statement presentations corresponding to each set of standards.

•	Other standards

The other IAS/International Financial Reporting Standards do not require any specific comment and the Group does not currently anticipate any major impact on the IFRS opening balance sheet as a result of applying these other standards. This is the case for IAS 2 (Inventories), IAS 12 (Income Taxes), IAS 18 (Revenue), IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), IAS 21 (Effects of Changes in Foreign Exchange Rates), IAS 23 (Borrowing Costs), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 29 (Financial Reporting in Hyperinflationary Economies), and IAS 31 (Interests in Joint Ventures).

Moreover, Alcatel already applies some standards, notably IAS 19 (Employee Benefits), IAS 22 (Earnings Per Share), and IAS 24 (Related Party Disclosures).